CREDIT AGREEMENT

THIS CREDIT AGREEMENT (this "Agreement") is entered into as of November ___9___, 2017, by and between VILLAGE SUPER MARKET, INC., a New Jersey corporation ("Borrower"), and WELLS FARGO BANK, NATIONAL ASSOCIATION ("Bank").

RECITALS

Borrower has requested that Bank extend or continue credit to Borrower as described below, and Bank has agreed to provide such credit to Borrower on the terms and conditions contained herein.

This Agreement amends, restates and supersedes in its entirety that certain Credit Agreement dated September 16, 1999 by and between Borrower and Bank, as such may have been amended from time to time prior to the date hereof.

NOW, THEREFORE, for valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Bank and Borrower hereby agree as follows:

ARTICLE I
CREDIT TERMS

SECTION 1.1.   LINE OF CREDIT.

(a)   <u>Line of Credit</u>. Subject to the terms and conditions of this Agreement, Bank hereby agrees to make advances to Borrower from time to time up to and including December 31, 2020, not to exceed at any time the aggregate principal amount of Twenty-Five Million Dollars ($25,000,000.00) ("Line of Credit"), the proceeds of which shall be used to finance Borrower's working capital requirements, for corporate purposes of the Borrower and for any other purpose. Borrower's obligation to repay advances under the Line of Credit shall be evidenced by a promissory note dated as of November ___9___, 2017, as modified from time to time ("Line of Credit Note"), all terms of which are incorporated herein by this reference.

(b)   <u>Borrowing and Repayment</u>. Borrower may from time to time during the term of the Line of Credit borrow, partially or wholly repay its outstanding borrowings, and reborrow, subject to all of the limitations, terms and conditions contained herein or in the Line of Credit Note; provided however, that the total outstanding borrowings under the Line of Credit shall not at any time exceed the maximum principal amount available thereunder, as set forth herein.

(c)   <u>Letter of Credit Subfeature</u>. As a subfeature under the Line of Credit, Bank agrees from time to time during the term thereof to issue or cause an affiliate to issue standby and/or sight commercial letters of credit for the account of Borrower (each, a "Letter of Credit" and collectively, "Letters of Credit"); provided however, that the aggregate undrawn amount of all outstanding Letters of Credit shall not at any time exceed Three Million Dollars ($3,000,000.00). The form and substance of each Letter of Credit shall be subject to approval by Bank, in its sole discretion. No Letter of Credit shall have an expiration date subsequent to the maturity date of the Line of Credit. The undrawn amount of all Letters of Credit shall be reserved under the Line of Credit and shall not be available for borrowings thereunder. Each Letter of Credit shall be subject to the additional terms and conditions of the Letter of Credit agreements, applications and any related documents required by Bank in connection with the issuance thereof. Each drawing paid under a Letter of Credit shall be deemed an advance under the Line of Credit and



shall be repaid by Borrower in accordance with the terms and conditions of this Agreement applicable to such advances; provided however, that if advances under the Line of Credit are not available, for any reason, at the time any drawing is paid, then Borrower shall immediately pay to Bank the full amount drawn, together with interest thereon from the date such drawing is paid to the date such amount is fully repaid by Borrower, at the rate of interest applicable to advances under the Line of Credit. In such event Borrower agrees that Bank, in its sole discretion, may debit any account maintained by Borrower with Bank for the amount of any such drawing.

SECTION 1.2.   INTEREST/FEES.

(a)   Interest. The outstanding principal balance of each credit subject hereto shall bear interest at the rate of interest set forth in each promissory note or other instrument or document executed in connection therewith.

(b)   Computation and Payment. Interest shall be computed on the basis set forth in each promissory note or other instrument or document required hereby. Interest shall be payable at the times and place set forth in each promissory note or other instrument or document required hereby.

(c)   Unused Commitment Fee. Borrower shall pay to Bank a fee equal to twenty-five hundredths percent (.25%) per annum (computed on the basis of a 360-day year, actual days elapsed) on the daily unused amount of the Line of Credit, which fee shall be calculated on a quarterly basis by Bank and shall be due and payable by Borrower in arrears on the first day of each quarter, commencing on January 1, 2018.

(d)   Letter of Credit Fees. Borrower shall pay to Bank (i) fees upon the issuance of each Letter of Credit equal to one and twenty-five hundredths percent (1.25%) per annum (computed on the basis of a 360-day year, actual days elapsed) of the face amount thereof, and (ii) fees upon the payment or negotiation of each drawing under any Letter of Credit and fees upon the occurrence of any other activity with respect to any Letter of Credit (including without limitation, the transfer, amendment or cancellation of any Letter of Credit) determined in accordance with Bank's standard fees and charges then in effect for such activity.

SECTION 1.3.   COLLECTION OF PAYMENTS. Borrower authorizes Bank to collect all principal, interest and fees due under each credit subject hereto by debiting Borrower's deposit account number 2100015573297 with Bank, or any other deposit account maintained by Borrower with Bank, for the full amount thereof. Should there be insufficient funds in any such deposit account to pay all such sums when due, the full amount of such deficiency shall be immediately due and payable by Borrower.


ARTICLE II
REPRESENTATIONS AND WARRANTIES


Borrower makes the following representations and warranties to Bank, which representations and warranties shall survive the execution of this Agreement and shall continue in full force and effect until the full and final payment, and satisfaction and discharge, of all obligations of Borrower to Bank subject to this Agreement.

SECTION 2.1.   LEGAL STATUS. Borrower is: (a) a corporation, duly organized and existing and in good standing under the laws of New Jersey, and is qualified or licensed to do business (and is in good standing as a foreign corporation, if applicable) in all jurisdictions in which such qualification or licensing is required or in which the failure to so qualify or to be so licensed could have a material adverse effect on Borrower; and (b) not the target of any trade or economic sanctions promulgated by the United Nations or the governments of the United States, the United Kingdom, the European Union, or any other jurisdiction in which the Borrower is located or operates (collectively, "Sanctions").

SECTION 2.2.   AUTHORIZATION AND VALIDITY. This Agreement and each promissory note, contract, instrument and other document required hereby or at any time hereafter delivered to Bank in connection herewith (collectively, the "Loan Documents") have been duly authorized, and upon their execution and delivery in accordance with the provisions hereof will constitute legal, valid and binding agreements and obligations of Borrower or the party which executes the same, enforceable in accordance with their respective terms.

SECTION 2.3.   NO VIOLATION. The execution, delivery and performance by Borrower of each of the Loan Documents do not violate any provision of any law or regulation, or contravene any provision of the organizational and governing documents of Borrower, or result in any breach of or default under any contract, obligation, indenture or other instrument to which Borrower is a party or by which Borrower may be bound.

SECTION 2.4.   LITIGATION. There are no pending, or to the best of Borrower's knowledge threatened, actions, claims, investigations, suits or proceedings by or before any governmental authority, arbitrator, court or administrative agency which could have a material adverse effect on the financial condition or operation of Borrower or any Subsidiaries other than those disclosed by Borrower to Bank in writing prior to the date hereof. As used in this Agreement, the term "Subsidiaries" means any corporation or similar entity, a majority of the stock or dispositive voting power of which is owned or possessed directly or indirectly by Borrower.

SECTION 2.5.   CORRECTNESS OF FINANCIAL STATEMENT. The annual financial statement of Borrower dated July 30, 2016, and all interim financial statements delivered to Bank since said date, true copies of which have been delivered by Borrower to Bank prior to the date hereof, (a) are complete and correct and present fairly the financial condition of Borrower, (b) disclose all liabilities of Borrower that are required to be reflected or reserved against under generally accepted accounting principles, whether liquidated or unliquidated, fixed or contingent, and (c) have been prepared in accordance with generally accepted accounting principles consistently applied. Since the dates of such financial statements there has been no material adverse change in the financial condition of Borrower, nor has Borrower mortgaged, pledged, granted a security interest in or otherwise encumbered any of its assets or properties except in favor of Bank or as otherwise permitted by Bank in writing.

SECTION 2.6.   INCOME TAX RETURNS. Borrower has filed all tax returns and reports required to be filed and has paid all taxes that are due and owing (including penalties, deficiency assessments and interest) other than those that are being diligently and in good faith disputed and the asserted liability for which is shown as a reserve on the financial statements delivered to Bank in accordance with generally accepted accounting principles ("GAAP") . All such returns and reports are accurate and complete in all respects.

SECTION 2.7.   NO SUBORDINATION. There is no agreement, indenture, contract or instrument to which Borrower is a party or by which Borrower may be bound that requires the subordination in right of payment of any of Borrower's obligations subject to this Agreement to any other obligation of Borrower.

SECTION 2.8.   PERMITS, FRANCHISES. Borrower possesses, and will hereafter possess, all permits, consents, approvals, franchises and licenses required and rights to all trademarks, trade names, patents, and fictitious names, if any, necessary to enable it to conduct the business in which it is now engaged in compliance with applicable law.

SECTION 2.9.   ERISA.

(a)   Borrower is in compliance in all material respects with all applicable provisions of the Employee Retirement Income Security Act of 1974, as amended or recodified from time to time ("ERISA"); Borrower has not violated any provision of its employee pension benefit plans (as defined in Section 3(2) of ERISA), that is subject to Title IV of ERISA and is sponsored or maintained by Borrower or an ERISA Affiliate (hereafter, "Pension Plan"). "ERISA Affiliate" as used in Section 2.9 and Section 4.11 means any trade or business (whether or not incorporated) under common control with Borrower within the meaning of Section 414(b) or (c) of the Internal Revenue Code of 1986, as amended from time to time and any successor statute ("Tax Code"). No Reportable Event as defined in ERISA has occurred and is continuing with respect to any Pension Plan and Borrower has met its minimum funding requirements under ERISA with respect to each Pension Plan; and each Pension Plan will be able to fulfill its benefit obligations as they come due in accordance with the Pension Plan documents and under generally accepted accounting principles. No representation or warranty is made by Borrower or any ERISA Affiliate with respect to payments or contributions by contributing employers in any "Multi-employer plan".

(b)   No ERISA Event has occurred, and neither Borrower nor any ERISA Affiliate is aware of any material fact, event or circumstance that could reasonably be expected to constitute an ERISA Event with respect to any Pension Plan. For purposes of this section, "ERISA Event" means (a) a Reportable Event listed in Section 4034(c) of ERISA, other than events for which the 30 day notice period has been waived; (b) a withdrawal by Borrower or any ERISA Affiliate from a Pension Plan subject to Section 4063 of ERISA during a plan year in which it was a "substantial employer" as defined in Section 4001(a)(2) of ERISA, or a cessation of operations that is treated as such a withdrawal under Section 4062(e) of ERISA; (c) the filing of a notice of intent to terminate, the treatment of a Plan amendment as a termination under Section 4041 or 4041A of ERISA, or the commencement of proceedings by the Pension Benefit Guaranty Corporation ("PBGC") to terminate a Pension Plan; (d) the determination that any Pension Plan is considered an at risk plan or a plan in critical or endangered status under the Tax Code, ERISA or the Pension Protection Act of 2006; (e) an event or condition which constitutes grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Pension Plan; or (f) the imposition of any liability under Title IV of ERISA, other than for PBGC premiums due but not delinquent under Section 4007 of ERISA, upon Borrower or any ERISA Affiliate.

(c)   Except as set forth in Schedule 2.9C, and to the best knowledge of Borrower, the following has not occurred with respect to any Multiemployer Plan, as defined in Section 3(37) of ERISA, to which Borrower or any ERISA Affiliate contributes: (a) a complete or partial withdrawal by Borrower or any ERISA Affiliate from a Multiemployer Plan.

SECTION 2.10.   OTHER OBLIGATIONS. Neither Borrower nor any Subsidiary is in default on any obligation for borrowed money, any purchase money obligation or any other material lease, commitment, contract, instrument or obligation.

SECTION 2.11.   ENVIRONMENTAL MATTERS. Except as disclosed by Borrower to Bank in writing prior to the date hereof, Borrower and its Subsidiaries are in compliance in all material respects with all applicable federal or state environmental, hazardous waste, health and safety statutes, and any rules or regulations adopted pursuant thereto, which govern or affect any of Borrower's operations and/or properties, including without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Superfund Amendments and Reauthorization Act of 1986, the Federal Resource Conservation and Recovery Act of 1976, and the Federal Toxic Substances Control Act, as any of the same may be amended, modified or supplemented from time to time (collectively "Environmental Laws"). None of the operations of Borrower or any Subsidiary is the subject of any federal or state investigation evaluating whether any remedial action involving a material expenditure is needed to respond to a release of any toxic or hazardous waste or substance into the environment. Neither Borrower nor any Subsidiary has any material contingent liability in connection with any release of any toxic or hazardous waste or substance into the environment.

SECTION 2.12. WAKEFERN COOPERATIVE. Borrower is a member in good standing of the Wakefern cooperative. Borrower has duly performed all of its duties and obligations as a member of the Wakefern cooperative and has the right to use the "Shop-Rite" name and trademark. No claim is pending, or to the best of Borrower's knowledge, threatened, asserting any breach of any such duties or obligations or seeking to limit or curtail the Borrower's right to use such name or trademark.

<u>ARTICLE III</u>
<u>CONDITIONS</u>

SECTION 3.1.   CONDITIONS OF INITIAL EXTENSION OF CREDIT. The obligation of Bank to extend any credit contemplated by this Agreement is subject to the fulfillment to Bank's satisfaction of all of the following conditions:

(a)   <u>Approval of Bank Counsel</u>. All legal matters incidental to the extension of credit by Bank shall be satisfactory to Bank's counsel.

(b)   <u>Documentation</u>. Bank shall have received, in form and substance satisfactory to Bank, each of the following, duly executed:

(i)   This Agreement and each promissory note or other instrument or document required hereby.
(ii)   Corporate Resolutions and Certificate of Incumbency: Borrower.
(iii)   Such other documents as Bank may require under any other Section of this Agreement.

(c)   <u>Financial Condition</u>. There shall have been no material adverse change, as determined by Bank, in the financial condition or business of Borrower or any Third Party Obligor hereunder, if any, nor any material decline, as determined by Bank, in the market value of any collateral required hereunder or a substantial or material portion of the assets of Borrower or any such Third Party Obligor, if any.

(d) <u>Insurance</u>. Borrower shall have delivered to Bank evidence of insurance coverage, in form, substance, amounts, covering risks and issued by companies satisfactory to Bank, and where required by Bank, with lender loss payable endorsements in favor of Bank, including without limitation, policies of fire and extended coverage insurance covering all real property collateral required hereby, with replacement cost and mortgagee loss payable endorsements, and such policies of insurance against specific hazards affecting any such real property, including terrorism, as may be required by governmental regulation or Bank.

SECTION 3.2.   CONDITIONS OF EACH EXTENSION OF CREDIT. The obligation of Bank to make each extension of credit requested by Borrower hereunder shall be subject to the fulfillment to Bank's satisfaction of each of the following conditions:

(a) <u>Compliance</u>. The representations and warranties contained herein and in each of the other Loan Documents shall be true on and as of the date of the signing of this Agreement and on the date of each extension of credit by Bank pursuant hereto, with the same effect as though such representations and warranties had been made on and as of each such date, and on each such date, no Event of Default as defined herein, and no condition, event or act which with the giving of notice or the passage of time or both would constitute such an Event of Default, shall have occurred and be continuing or shall exist.

(b) <u>Documentation</u>. Bank shall have received all additional documents which may be required in connection with such extension of credit.

(c) <u>Letter of Credit Documentation</u>. Prior to the issuance of any Letter of Credit, Bank shall have received a Letter of Credit Agreement and any other letter of credit documentation required by Bank, in each case completed and duly executed by Borrower.


ARTICLE IV
AFFIRMATIVE COVENANTS


Borrower covenants that so long as Bank remains committed to extend credit to Borrower pursuant hereto, or any liabilities (whether direct or contingent, liquidated or unliquidated) of Borrower to Bank under any of the Loan Documents remain outstanding, and until payment in full of all obligations of Borrower subject hereto, Borrower shall, unless Bank otherwise consents in writing:

SECTION 4.1.   PUNCTUAL PAYMENTS. Punctually pay all principal, interest, fees or other liabilities due under any of the Loan Documents at the times and place and in the manner specified therein, and immediately upon demand by Bank, the amount by which the outstanding principal balance of any credit subject hereto at any time exceeds any limitation on borrowings applicable thereto.

SECTION 4.2.   ACCOUNTING RECORDS. Maintain adequate books and records in accordance with generally accepted accounting principles consistently applied, and permit any representative of Bank, at any reasonable time, to inspect, audit and examine such books and records, to make copies of the same, and to inspect the properties of Borrower.

SECTION 4.3.   FINANCIAL STATEMENTS. Provide to Bank all of the following, in form and detail satisfactory to Bank:

(a)   not later than 90 days after and as of the end of each fiscal year, a 10-K report of the Borrower and its Subsidiaries submitted to the Securities and Exchange Commission ("SEC") (or equivalent audited financial statements if Borrower is no longer a reporting company with the SEC); and to the extent not included in the 10-K, an audited consolidated balance sheet of Borrower and its Subsidiaries as of the end of such fiscal year together with the related consolidated statements of operations, retained earnings and statements of cash flows for such fiscal year, certified without qualification by independent certified public accountants that are reasonably satisfactory to Bank and

(b)   not later than 45 days after and as of the end of each of the first three fiscal quarters of each fiscal year, a 10-Q report of the Borrower and its Subsidiaries submitted to the SEC (or equivalent financial statements if Borrower is no longer a reporting company with the SEC); and

(c)   within 5 days of filing or public release, true copies of all (i) filings that are made by Borrower with the SEC or other regulatory authorities, and (ii) reports, statements, communications and announcements that are sent by the Borrower to its shareholders; and

(d)   contemporaneously with each annual and quarterly report required hereby, a certificate of the president or chief financial officer of Borrower, that said financial statements are accurate, that Borrower is in compliance with all financial covenants in this Agreement (as evidenced by detailed calculations attached to such certificate), and that there exists no Event of Default nor any condition, act or event which with the giving of notice or the passage of time or both would constitute an Event of Default (and if such is not the case, such certificate shall specify the nature and period of existence of the same and what, if any, remedial action is being taken); and

(e)   from time to time such other information as Bank may reasonably request.

SECTION 4.4.   COMPLIANCE. Preserve and maintain all licenses, permits, governmental approvals, rights, privileges and franchises necessary for the conduct of its business; comply with the provisions of all documents pursuant to which Borrower is organized and/or which govern Borrower's continued existence; comply with the requirements of all laws, rules, regulations and orders of any jurisdiction in which the Borrower is located or doing business, or otherwise is applicable to Borrower, including, without limitation, (a) all Sanctions, (b) all laws and regulations that relate to money laundering, any predicate crime to money laundering, or any financial record keeping and reporting requirements related thereto, (c) the U.S. Foreign Corrupt Practices Act of 1977, as amended, (d) the U.K. Bribery Act of 2010, as amended, and (e) any other applicable anti-bribery or anti-corruption laws and regulations.

SECTION 4.5.   INSURANCE. Maintain and keep in force, for each business in which Borrower is engaged, insurance of the types and in amounts customarily carried in similar lines of business, including but not limited to fire, extended coverage, commercial general liability, flood, and, if required, hurricane, windstorm, seismic property damage and workers' compensation, with all such insurance carried in amounts satisfactory to Bank, and deliver to Bank from time to time at Bank's request schedules setting forth all insurance then in effect, together with a lender's loss payee endorsement for all such insurance naming Bank as a lender loss payee. Such insurance may be obtained from an insurer or through an insurance agent of Borrower's choice, provided that any insurer chosen by Borrower is acceptable to Bank on such reasonable grounds as may be permitted under applicable law.

SECTION 4.6.   FACILITIES. Keep all properties useful or necessary to Borrower's business in good repair and condition, and from time to time make necessary repairs, renewals and replacements thereto so that such properties shall be fully and efficiently preserved and maintained.

SECTION 4.7.   TAXES AND OTHER LIABILITIES. Pay and discharge when due any and all indebtedness, obligations, assessments of Borrower and its Subsidiaries and taxes, both real or personal, including without limitation federal and state income taxes and state and local property taxes and assessments of Borrower and its Subsidiaries, except (a) such as Borrower or a Subsidiary may in good faith contest or as to which a bona fide dispute may arise, and (b) for which Borrower or such Subsidiary has made provision, to Bank's satisfaction, for eventual payment thereof in the event Borrower or such Subsidiary is obligated to make such payment.

SECTION 4.8.   LITIGATION. Promptly give notice in writing to Bank of any litigation pending or threatened against Borrower or any Subsidiary with a claim in excess of $2,000,000.00 that is not fully covered by insurance.

SECTION 4.9.   FINANCIAL CONDITION. Maintain Borrower's financial condition as follows (on a consolidated basis with Borrower's Subsidiaries) using GAAP consistently applied and used consistently with prior practices (except to the extent modified by the definitions herein):

(a)   Total Liabilities divided by Tangible Net Worth not greater than 2.00 to 1.00 at any time, measured quarterly, with "Total Liabilities" defined as all liabilities of Borrower and its Subsidiaries, determined in accordance with GAAP, and with "Tangible Net Worth" defined as total assets less total liabilities, in each case as would be shown on a consolidated balance sheet of the Borrower and its Subsidiaries prepared in accordance with GAAP.   For the purpose of this definition, there shall be (i) excluded from the definition of "assets", all assets classified as intangible in accordance with GAAP, including organizational expenses, patents, trademarks, service marks, copyrights, goodwill, franchises, brand names, covenants not to compete, research and development costs, treasury stock, and monies due from principals and affiliates and all unamortized debt, discounts and deferred charges,(ii) deducted from "assets", reserves for last in first out ("LIFO"), depreciation, depletion, obsolescence and amortization and all other proper reserves that are required to be maintained pursuant to this Agreement or that, in accordance with GAAP, should be established in connection with the business conducted by the Borrower and its Subsidiaries, and (iii) "liabilities" shall include any debt subordinated in writing to the obligations of Borrower subject hereto on terms and conditions acceptable to Bank.

(b)   Net Income of not less than $1.00 on an annual basis, determined as of each fiscal year end, with " Net Income" defined as net income after taxes (excluding (i) any extraordinary items, (ii) non-cash gains, and (iii) non-cash losses, including impairment charges) for the Borrower and its Subsidiaries, calculated on a consolidated basis in accordance with GAAP.

(c)   Fixed Charge Coverage Ratio not less than 1.20 to 1.00 as of each fiscal quarter end, determined on a rolling 4-quarter basis, with "Fixed Charge Coverage Ratio" defined as, for the four (4) most recently completed fiscal quarters preceding the date of determination, the sum of Borrower's and its Subsidiaries' earnings before interest, taxes, depreciation, amortization and rent, excluding (i) any extraordinary items, (ii) non-cash gains, (iii) non- cash losses including impairment charges, (iv) LIFO provisions and (v) non-cash compensation in the form of stock or stock options, divided by the sum of the aggregate amount of the interest expense accruing with respect to any and all of Borrower's and its Subsidiaries' indebtedness plus the aggregate amount of Borrower's and its Subsidiaries' rent plus the current portion of Borrower's and its Subsidiaries' long-term debt plus the current portion of Borrower's and its Subsidiaries' capital leases.

For purposes of the foregoing, (i) "rent" shall be defined as the amount of rental and other obligations, determined on a consolidated basis in accordance with GAAP, required to be paid during the relevant period by Borrower and any of its Subsidiaries as lessee under all leases of real or personal property (excluding capital leases), excluding any amounts required to be paid by the lessee (whether or not therein designated as rent or additional rent) (a) which are on account of maintenance and repairs, insurance, taxes, assessments and similar charges or (b) which are based on profits, revenues or sales realized by the lessee from the leased property or otherwise based on the performance of the lessee; and (ii) "capital lease" means any lease (or other agreement conveying the right to use) of real and/or personal property, with respect to which the obligation to pay rent or other amounts are required to be classified and accounted for as capital leases on a balance sheet in accordance with GAAP .

SECTION 4.10 WAKEFERN COOPERATIVE MATTERS. Maintain Borrower's status as a member in good standing of the Wakefern cooperative, perform all of Borrower's duties and obligations as a member of the Wakefern cooperative and maintain Borrower's right to use the "Shop Rite" name and trademark.

SECTION 4.11. NOTICE TO BANK. Promptly (but in no event more than five (5) days after the occurrence of each such event or matter) give written notice to Bank in reasonable detail of: (a) the occurrence of any Event of Default, or any condition, event or act which with the giving of notice or the passage of time or both would constitute an Event of Default; (b) any change in the name or the organizational structure of Borrower; (c) the occurrence and nature of any ERISA Event or Prohibited Transaction, each as defined in ERISA, or any funding deficiency with respect to any Pension Plan; (d) any termination or cancellation of any insurance policy which Borrower is required to maintain, or any uninsured or partially uninsured loss through liability or property damage, or through fire, theft or any other cause affecting Borrower's or any Subsidiary's property in excess of an aggregate of $2,000,000.00; (e) any default or asserted default by Borrower or any Subsidiary, under any real property lease, or under any agreement involving actual or threatened claims or liability in excess of $2,000,000.00; (f) any governmental taking involving any property owned by Borrower or any Subsidiary having a value in excess of $2,000,000.00; (g) receipt of any information, notice, claim or investigation as to any alleged use, storage, treatment or handling by Borrower or any Subsidiary of any hazardous substance in violation of applicable Environmental Laws or any discharge, spill, emission or disposal of any hazardous substance by, or on any property owned or leased by Borrower or any Subsidiary that may involve more than $2,000,000.00 in testing and clean-up costs; and (h) a complete or partial withdrawal by Borrower or an ERISA Affiliate from a Multiemployer Plan or any changes in the business operations of Borrower or an ERISA Affiliate that are likely to trigger a complete or partial withdrawal liability under a Multiemployer Plan.

ARTICLE V
NEGATIVE COVENANTS

Borrower further covenants that so long as Bank remains committed to extend credit to Borrower pursuant hereto, or any liabilities (whether direct or contingent, liquidated or unliquidated) of Borrower to Bank under any of the Loan Documents remain outstanding, and until payment in full of all obligations of Borrower subject hereto, Borrower will not, and will not permit its Subsidiaries, without Bank's prior written consent:

SECTION 5.1.   USE OF FUNDS. Use any of the proceeds of any credit extended hereunder except for the purposes stated in Article I hereof, or directly or indirectly use any such proceeds for the purpose of (a) providing financing or otherwise funding any targets of Sanctions; or (b) providing financing or otherwise funding any transaction which would be prohibited by Sanctions or would otherwise cause Bank or any of Bank's affiliates to be in breach of any Sanction.

SECTION 5.2.   OTHER INDEBTEDNESS. Create, incur, assume or permit to exist any indebtedness or liabilities resulting from borrowings, loans or advances, whether secured or unsecured, matured or unmatured, liquidated or unliquidated, joint or several, except (a) the liabilities of Borrower to Bank; (b) any other liabilities of Borrower existing as of, and disclosed to Bank in writing prior to, the date hereof; (c) trade credit incurred in the ordinary course of business; (d) indebtedness pursuant to real property leases and equipment leases; (e)) additional indebtedness contemplated in the definition of Permitted Encumbrances defined below; and (f) additional unsecured indebtedness which does not exceed $2,000,000.00 at any time outstanding.

SECTION 5.3.   DIFFERENT BUSINESS. Engage in any business other than the operation of supermarkets and related retail activities as conducted in the normal course of Borrower and its Subsidiaries as of the date hereof.

SECTION 5.4.   LOANS, ADVANCES, INVESTMENTS. Directly or indirectly purchase or acquire any obligations, securities, stock or other assets to be held for investment (as distinguished from assets held for direct and immediate use or consumption by Borrower or any Subsidiary), or make any loans or advances to or extensions of credit, except for any of the following: (a) readily marketable direct obligations of the United States of America; (b) commercial paper maturing within 180 days from the date of issuance that has been issued by a corporation conducting the majority of its business in the United States and has a rating of A-1 or better from Moody's Investor Services or P-1 or better from Standard & Poor's; (c) readily marketable direct obligations of any state, county or municipality in the United States that has a rating of at least A-1 from Moody's Investor Service or P-1 from Standard and Poor's; (d) notes, checks and chattel paper from customers that are accepted by Borrower or any Subsidiary as payment for the sale of inventory in the ordinary course of business; (e) certificate of deposit and "repo" obligations of (i) the Bank and its affiliates or (ii) any other United States domiciled bank or trust company that has unrestricted capital funds of at least $500,000,000.00 and whose long term certificates of deposit have a rating of at least A-1 from Moody's Investor services or P-1 from Standard and Poor's; (f) investments in the stock of Wakefern Food Corp., a New Jersey corporation ("Wakefern") and/or the stock of Insure-Rite Ltd., a captive insurance company owned by Wakefern, the Borrower and various other entities; (g) equity contributions or investments of less than $100,000.00 in any one transaction or $1,000,000.00 in the aggregate in any one fiscal year; (h) repurchases of common stock of the Borrower; (i) deposits of cash with or acceptance of notes due from Wakefern made or done pursuant to the terms and provisions of any cooperative agreement between Borrower and Wakefern; or (j) investments maintained with and arranged by Bank in connection with cash management services provided to Borrower by Bank.

SECTION 5.5.   OWNERSHIP AND ORGANIZATIONAL CHANGES. Permit or effect any of the following: (a) any shares of stock of any Subsidiaries to be sold, transferred, conveyed, assigned, pledged, hypothecated, or otherwise encumbered, except for transfers to another Subsidiary; (b) any change in the capitalization or capital structure of Borrower or any Subsidiary (including the issuance of any new, additional or different type or class of stock, the modification, reduction or retirement of any existing class or type of stock or the changing or modifying of the voting power of any stock) if, as a result of that change, there would be a violation of any provision of this Agreement; (c) the Borrower or any Subsidiary enter into any merger or consolidation or participate in a joint venture with any other company, except that any such transaction may take place between Subsidiaries if otherwise permitted under Section 5.4 hereof; (d) any Borrower or Subsidiary to acquire all or a substantial portion of the assets of any commercial person or entity, or acquire any assets or interest therein of any firm for an aggregate purchase price of $2,000,000.00 or more except (i) those acquisitions made by the Borrower in the ordinary course of business (such as acquisitions of inventory, it being understood for purposes of this section that acquisitions of stores and acquisitions of selling space are not acquisitions in the ordinary course of Borrower's business) or (ii) investments or acquisitions as permitted pursuant to Section 5.4 hereof; or (e) any subsidiary to be created or acquired, except that a new subsidiary may be formed if it is wholly owned by the Borrower.

SECTION 5.6.   PLEDGE OF ASSETS. Mortgage, pledge, grant or permit to exist a security interest in, or Lien upon, all or any portion of Borrower's or any Subsidiary's assets now owned or hereafter acquired, including real property leases and subleases, except (a) security interests or Liens in favor of Bank; (b) security interests or Liens existing as of, and disclosed to Bank in writing prior to, the date hereof; and (c) Permitted Encumbrances.

As used herein:

"Lien" shall mean any mortgage, pledge, security interest, encumbrance, collateral assignment, lien or charge of any kind (including any agreement to give any of the foregoing), or any conditional sale or other title retention agreement or any lease in the nature thereof; and

"Permitted Encumbrances" shall mean any of the following: (a) taxes, assessments and other governmental charges not yet due and payable or that can be paid without penalty, or that are currently being contested in good faith by appropriate proceedings; provided, the Borrower shall have set aside on its books adequate reserves for any tax, assessment or other governmental charges so being contested; (b) workmen's, repairmen's, warehousemen's and carriers' Liens and other similar Liens arising in the ordinary course of business for charges not delinquent or that are currently being contested in good faith by appropriate proceedings, provided the Borrower shall have set aside on its books adequate reserves for such Liens being contested; (c) easements, rights of way, exceptions, encroachments, reservations, restrictions, conditions or limitations that do not in the aggregate materially interfere with or impair the intended use of any property or render title to any property unmarketable; (d) rights reserved to, or vested in, any municipality or governmental or other public authority that do not in the aggregate materially interfere or impair the intended operation or use of any property or render title to any property unmarketable; (e) Liens on or in shares of capital stock of Wakefern Food Corp. owned by Borrower to secure Borrower's obligations to Wakefern to make capital contributions to Wakefern and indebtedness owing to Wakefern with respect to the purchase of inventory; (f) purchase money Liens (other than Liens described above) on property directly acquired with the proceeds of the liabilities secured by said Lien so long as (1) the amount of such liabilities does not exceed 100% of the fair market value of the property so encumbered and (2) the aggregate amount of all such liabilities does not exceed $2,000,000.00 at any time outstanding (exclusive of the liabilities secured by Liens permitted by clause (g)); (g) purchase money Liens for equipment purchased under any Wakefern sponsored financing program so long as the Lien only affects and attaches to the equipment so purchased; and (h) Liens in favor of Wakefern on deposits made with Wakefern.

SECTION 5.7. ASSIGNMENT OF LEASES. Sell, assign, convey any interest in, or permit any Lien against, any leases, subleases, license or rights of use or occupancy of any kind with respect to any real property whatsoever, except for the assignment of any lease for an existing store where a new store in the same locality is being opened.

SECTION 5.8. FISCAL YEAR. Change the fiscal year of Borrower or any of its Subsidiaries without the consent of Bank.

SECTION 5.9. CHANGE IN MANAGEMENT. Permit or suffer a change in management that would result in less than three of the following individuals being in active, full time and direct control of the business of Borrower and its Subsidiaries: James Sumas, Robert Sumas, William Sumas, John P. Sumas, John J. Sumas and Nicholas Sumas.

<center>ARTICLE VI
EVENTS OF DEFAULT</center>

SECTION 6.1. The occurrence of any of the following shall constitute an "Event of Default" under this Agreement:

(a) Borrower shall fail to pay when due any principal, interest, fees or other amounts payable under any of the Loan Documents.

(b) Any financial statement or certificate furnished to Bank in connection with, or any representation or warranty made by Borrower or any other party under this Agreement or any other Loan Document shall prove to be incorrect, false or misleading in any material respect when furnished or made.

(c) Any default in the performance of or compliance with any obligation, agreement or other provision contained herein or in any other Loan Document (other than those specifically described as an "Event of Default" in this section 6.1), and with respect to any such default that by its nature can be cured, such default shall continue for a period of twenty (20) days from its occurrence.

(d) Any default in the payment or performance of any obligation, or any defined event of default, under the terms of any contract, instrument or document (other than any of the Loan Documents) pursuant to which Borrower, any guarantor hereunder or any general partner or joint venturer in Borrower if a partnership or joint venture (with each such guarantor, general partner and/or joint venturer referred to herein as a "Third Party Obligor") has incurred any debt or other liability to any person or entity, including Bank, provided however that with respect to a default under any obligation owed to any person or entity other than Bank, the amount of said obligation exceeds $2,000,000.00.

(e) Borrower or any Third Party Obligor shall become insolvent, or shall suffer or consent to or apply for the appointment of a receiver, trustee, custodian or liquidator of itself or any of its property, or shall generally fail to pay its debts as they become due, or shall make a general assignment for the benefit of creditors; Borrower or any Third Party Obligor shall file a voluntary petition in bankruptcy, or seeking reorganization, in order to effect a plan or other arrangement with creditors or any other relief under the Bankruptcy Reform Act, Title 11 of the

United States Code, as amended or recodified from time to time ("Bankruptcy Code"), or under any state or federal law granting relief to debtors, whether now or hereafter in effect; or Borrower or any Third Party Obligor shall file an answer admitting the jurisdiction of the court and the material allegations of any involuntary petition; or Borrower or any Third Party Obligor shall be adjudicated a bankrupt, or an order for relief shall be entered against Borrower or any Third Party Obligor by any court of competent jurisdiction under the Bankruptcy Code or any other applicable state or federal law relating to bankruptcy, reorganization or other relief for debtors.

(f)   The filing of a notice of judgment lien against Borrower or any Third Party Obligor; or the recording of any abstract or transcript of judgment against Borrower or any Third Party Obligor in any county or recording district in which Borrower or such Third Party Obligor has an interest in real property; or the service of a notice of levy and/or of a writ of attachment or execution, or other like process, against the assets of Borrower or any Third Party Obligor; or the entry of a judgment against Borrower or any Third Party Obligor; provided, however, that none of the foregoing in this subsection (f) shall constitute an Event of Default with respect to Borrower or any Third Party Obligor unless the foregoing involves individually or in the aggregate, a liability in excess of $2,000,000.00.

(g)   The filing for any involuntary petition or proceeding pursuant to the Bankruptcy Code or any other applicable state or federal law relating to bankruptcy, reorganization or other relief for debtors is filed or commenced against Borrower or any Third Party Obligor.

(h)   There shall exist or occur any event or condition that Bank in good faith believes impairs, or is substantially likely to impair, the prospect of payment or performance by Borrower, any Third Party Obligor, or the general partner of either if such entity is a partnership, of its obligations under any of the Loan Documents.

(i)   The dissolution or liquidation of Borrower or any Third Party Obligor if a corporation, partnership, joint venture or other type of entity; or Borrower or any such Third Party Obligor, or any of its directors, stockholders or members, shall take action seeking to effect the dissolution or liquidation of Borrower or such Third Party Obligor.

SECTION 6.2.   REMEDIES. Upon the occurrence of any Event of Default: (a) all principal, unpaid interest outstanding and other indebtedness of Borrower under each of the Loan Documents, any term thereof to the contrary notwithstanding, shall at Bank's option and without notice (except as expressly provided in any mortgage or deed of trust pursuant to which Borrower has provided Bank a lien on any real property collateral) become immediately due and payable without presentment, demand, protest or any notices of any kind, including without limitation, notice of nonperformance, notice of protest, notice of dishonor, notice of intention to accelerate or notice of acceleration, all of which are hereby expressly waived by Borrower; (b) the obligation, if any, of Bank to extend any further credit under any of the Loan Documents shall immediately cease and terminate; and (c) Bank shall have all rights, powers and remedies available under each of the Loan Documents, or accorded by law, including without limitation the right to resort to any or all security for any credit subject hereto and to exercise any or all of the rights of a beneficiary or secured party pursuant to applicable law. All rights, powers and remedies of Bank may be exercised at any time by Bank and from time to time after the occurrence of an Event of Default, are cumulative and not exclusive, and shall be in addition to any other rights, powers or remedies provided by law or equity.

ARTICLE VII
MISCELLANEOUS

SECTION 7.1.   NO WAIVER. No delay, failure or discontinuance of Bank in exercising any right, power or remedy under any of the Loan Documents shall affect or operate as a waiver of such right, power or remedy; nor shall any single or partial exercise of any such right, power or remedy preclude, waive or otherwise affect any other or further exercise thereof or the exercise of any other right, power or remedy. Any waiver, permit, consent or approval of any kind by Bank of any breach of or default under any of the Loan Documents must be in writing and shall be effective only to the extent set forth in such writing.

SECTION 7.2.   NOTICES. All notices, requests and demands which any party is required or may desire to give to any other party under any provision of this Agreement must be in writing delivered to each party at the following address:

BORROWER: VILLAGE SUPER MARKET, INC.
733 Mountain Avenue
Springfield, New Jersey 07081

BANK: WELLS FARGO BANK, NATIONAL ASSOCIATION
MAC J2153-022
190 River Road, 2nd Floor
Summit, New Jersey 07901

or to such other address as any party may designate by written notice to all other parties. Each such notice, request and demand shall be deemed given or made as follows: (a) if sent by hand delivery, upon delivery; (b) if sent by mail, upon the earlier of the date of receipt or three (3) days after deposit in the U.S. mail, first class and postage prepaid; and (c) if sent by telecopy, upon receipt.

SECTION 7.3.   COSTS, EXPENSES AND ATTORNEYS' FEES. Borrower shall pay to Bank immediately upon demand the full amount of all payments, advances, charges, costs and expenses, including, to the extent permitted by applicable law, reasonable attorneys' fees (to include outside counsel fees and all allocated costs of Bank's in-house counsel to the extent permissible), expended or incurred by Bank in connection with (a) the negotiation and preparation of this Agreement and the other Loan Documents, Bank's continued administration hereof and thereof, and the preparation of any amendments and waivers hereto and thereto, (b) the enforcement of Bank's rights and/or the collection of any amounts which become due to Bank under any of the Loan Documents, whether or not suit is brought, and (c) the prosecution or defense of any action in any way related to any of the Loan Documents, including without limitation, any action for declaratory relief, whether incurred at the trial or appellate level, in an arbitration proceeding or otherwise, and including any of the foregoing incurred in connection with any bankruptcy proceeding (including without limitation, any adversary proceeding, contested matter or motion brought by Bank or any other person) relating to Borrower or any other person or entity. Whenever in this Agreement and the other Loan Documents Borrower is obligated to pay for the attorneys' fees of Bank, or the phrase "reasonable attorneys' fees" or a similar phrase is used, it shall be Borrower's obligation to pay the attorneys' fees actually incurred or allocated, at standard hourly rates, without regard to any statutory interpretation, which shall not apply, Borrower hereby waiving the application of any such statute. Notwithstanding anything in this Agreement to the contrary, reasonable attorneys' fees shall not exceed the amount permitted by law.

SECTION 7.4. SUCCESSORS, ASSIGNMENT. This Agreement shall be binding upon and inure to the benefit of the heirs, executors, administrators, legal representatives, successors and assigns of the parties; provided however, that Borrower may not assign or transfer its interests or rights hereunder without Bank's prior written consent. Bank reserves the right to sell, assign, transfer, negotiate or grant participations in all or any part of, or any interest in, Bank's rights and benefits under each of the Loan Documents. In connection therewith, Bank may disclose all documents and information which Bank now has or may hereafter acquire relating to any credit subject hereto, Borrower or its business, any guarantor hereunder or the business of such guarantor, if any, or any collateral required hereunder.

SECTION 7.5. ENTIRE AGREEMENT; AMENDMENT. To the full extent permitted by law, this Agreement and the other Loan Documents constitute the entire agreement between Borrower and Bank with respect to each credit subject hereto and supersede all prior negotiations, communications, discussions and correspondence concerning the subject matter hereof. This Agreement may be amended or modified only in writing signed by each party hereto.

SECTION 7.6. NO THIRD PARTY BENEFICIARIES. This Agreement is made and entered into for the sole protection and benefit of the parties hereto and their respective permitted successors and assigns, and no other person or entity shall be a third party beneficiary of, or have any direct or indirect cause of action or claim in connection with, this Agreement or any other of the Loan Documents to which it is not a party.

SECTION 7.7. TIME. Time is of the essence of each and every provision of this Agreement and each other of the Loan Documents.

SECTION 7.8. SEVERABILITY OF PROVISIONS. If any provision of this Agreement shall be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity without invalidating the remainder of such provision or any remaining provisions of this Agreement.

SECTION 7.9. COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which when executed and delivered shall be deemed to be an original, and all of which when taken together shall constitute one and the same Agreement.

SECTION 7.10. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of New Jersey (such State, Commonwealth or District is referred to herein as the "State"), but giving effect to federal laws applicable to national banks, without reference to the conflicts of law or choice of law principles thereof.

SECTION 7.11. BUSINESS PURPOSE. Borrower represents and warrants that each credit subject hereto is made for (a) a business, commercial, investment, agricultural or other similar purpose, (b) the purpose of acquiring or carrying on a business, professional or commercial activity, or (c) the purpose of acquiring any real or personal property as an investment and not primarily for a personal, family or household use.

SECTION 7.12. RIGHT OF SETOFF; DEPOSIT ACCOUNTS. Upon and after the occurrence of an Event of Default, (a) Borrower hereby authorizes Bank, at any time and from time to time, without notice, which is hereby expressly waived by Borrower, and whether or not Bank shall have declared any credit subject hereto to be due and payable in accordance with the terms hereof, to set off against, and to appropriate and apply to the payment of, Borrower's obligations and liabilities under the Loan Documents (whether matured or unmatured, fixed or contingent, liquidated or unliquidated), any and all amounts owing by Bank to Borrower (whether payable in U.S. dollars or any other currency, whether matured or unmatured, and in the case of deposits, whether general or special (except trust and escrow accounts), time or demand and however evidenced), and (b) pending any such action, to the extent necessary, to hold such amounts as collateral to secure such obligations and liabilities and to return as unpaid for insufficient funds any and all checks and other items drawn against any deposits so held as Bank, in its sole discretion, may elect. Bank may exercise this remedy regardless of the adequacy of any collateral for the obligations of Borrower to Bank and whether or not the Bank is otherwise fully secured. Borrower hereby grants to Bank a security interest in all deposits and accounts maintained with Bank to secure the payment of all obligations and liabilities of Borrower to Bank under the Loan Documents.

SECTION 7.13. ARBITRATION.

(a) <u>Arbitration</u>. The parties hereto agree, upon demand by any party, to submit to binding arbitration all claims, disputes and controversies between or among them (and their respective employees, officers, directors, attorneys, and other agents), whether in tort, contract or otherwise in any way arising out of or relating to (i) any credit subject hereto, or any of the Loan Documents, and their negotiation, execution, collateralization, administration, repayment, modification, extension, substitution, formation, inducement, enforcement, default or termination; or (ii) requests for additional credit. In the event of a court ordered arbitration, the party requesting arbitration shall be responsible for timely filing the demand for arbitration and paying the appropriate filing fee within 30 days of the abatement order or the time specified by the court. Failure to timely file the demand for arbitration as ordered by the court will result in that party's right to demand arbitration being automatically terminated.

(b) <u>Governing Rules</u>. Any arbitration proceeding will (i) proceed in a location in the State selected by the American Arbitration Association ("AAA"); (ii) be governed by the Federal Arbitration Act (Title 9 of the United States Code), notwithstanding any conflicting choice of law provision in any of the documents between the parties; and (iii) be conducted by the AAA, or such other administrator as the parties shall mutually agree upon, in accordance with the AAA's commercial dispute resolution procedures, unless the claim or counterclaim is at least $1,000,000.00 exclusive of claimed interest, arbitration fees and costs in which case the arbitration shall be conducted in accordance with the AAA's optional procedures for large, complex commercial disputes (the commercial dispute resolution procedures or the optional procedures for large, complex commercial disputes to be referred to herein, as applicable, as the "Rules"). If there is any inconsistency between the terms hereof and the Rules, the terms and procedures set forth herein shall control. Any party who fails or refuses to submit to arbitration following a demand by any other party shall bear all costs and expenses incurred by such other party in compelling arbitration of any dispute. Nothing contained herein shall be deemed to be a waiver by any party that is a bank of the protections afforded to it under 12 U.S.C. §91 or any similar applicable state law.

(c) <u>No Waiver of Provisional Remedies, Self-Help and Foreclosure</u>. The arbitration requirement does not limit the right of any party to (i) foreclose against real or personal property collateral; (ii) exercise self-help remedies relating to collateral or proceeds of collateral such as setoff or repossession; or (iii) obtain provisional or ancillary remedies such as replevin, injunctive relief, attachment or the appointment of a receiver, before during or after the pendency of any arbitration proceeding. This exclusion does not constitute a waiver of the right or obligation of any party to submit any dispute to arbitration or reference hereunder, including those arising from the exercise of the actions detailed in sections (i), (ii) and (iii) of this paragraph.

(d) Arbitrator Qualifications and Powers. Any arbitration proceeding in which the amount in controversy is $5,000,000.00 or less will be decided by a single arbitrator selected according to the Rules, and who shall not render an award of greater than $5,000,000.00. Any dispute in which the amount in controversy exceeds $5,000,000.00 shall be decided by majority vote of a panel of three arbitrators; provided however, that all three arbitrators must actively participate in all hearings and deliberations. The arbitrator will be a neutral attorney licensed in the State or a neutral retired judge of the state or federal judiciary of the State, in either case with a minimum of ten years experience in the substantive law applicable to the subject matter of the dispute to be arbitrated. The arbitrator will determine whether or not an issue is arbitratable and will give effect to the statutes of limitation in determining any claim. In any arbitration proceeding the arbitrator will decide (by documents only or with a hearing at the arbitrator's discretion) any pre-hearing motions which are similar to motions to dismiss for failure to state a claim or motions for summary adjudication. The arbitrator shall resolve all disputes in accordance with the substantive law of the State and may grant any remedy or relief that a court of such state could order or grant within the scope hereof and such ancillary relief as is necessary to make effective any award. The arbitrator shall also have the power to award recovery of all costs and fees, to impose sanctions and to take such other action as the arbitrator deems necessary to the same extent a judge could pursuant to the Federal Rules of Civil Procedure, the corresponding rules of civil practice and procedure applicable in the State or other applicable law. Judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction. The institution and maintenance of an action for judicial relief or pursuit of a provisional or ancillary remedy shall not constitute a waiver of the right of any party, including the plaintiff, to submit the controversy or claim to arbitration if any other party contests such action for judicial relief.

(e) Discovery. In any arbitration proceeding, discovery will be permitted in accordance with the Rules. All discovery shall be expressly limited to matters directly relevant to the dispute being arbitrated and must be completed no later than 20 days before the hearing date. Any requests for an extension of the discovery periods, or any discovery disputes, will be subject to final determination by the arbitrator upon a showing that the request for discovery is essential for the party's presentation and that no alternative means for obtaining information is available.

(f) Class Proceedings and Consolidations. No party hereto shall be entitled to join or consolidate disputes by or against others in any arbitration, except parties who have executed any Loan Document, or to include in any arbitration any dispute as a representative or member of a class, or to act in any arbitration in the interest of the general public or in a private attorney general capacity.

(g) Payment Of Arbitration Costs And Fees. The arbitrator shall award all costs and expenses of the arbitration proceeding.

(h) Miscellaneous. To the maximum extent practicable, the AAA, the arbitrators and the parties shall take all action required to conclude any arbitration proceeding within 180 days of the filing of the dispute with the AAA. No arbitrator or other party to an arbitration proceeding may disclose the existence, content or results thereof, except for disclosures of information by a party required in the ordinary course of its business or by applicable law or regulation. If more than one agreement for arbitration by or between the parties potentially applies to a dispute, the arbitration provision most directly related to the Loan Documents or the subject matter of the dispute shall control. This arbitration provision shall survive termination, amendment or expiration of any of the Loan Documents or any relationship between the parties.

(i)　**Small Claims Court.** Notwithstanding anything herein to the contrary, each party retains the right to pursue in Small Claims Court any dispute within that court's jurisdiction. Further, this arbitration provision shall apply only to disputes in which either party seeks to recover an amount of money (excluding attorneys' fees and costs) that exceeds the jurisdictional limit of the Small Claims Court.

IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have caused this Agreement to be executed as of the day and year first written above.

VILLAGE SUPER MARKET, INC.

By: /s/ John Van Orden
　　JOHN VAN ORDEN,
　　CHIEF FINANCIAL OFFICER

WELLS FARGO BANK,
NATIONAL ASSOCIATION

By: /s/ Catherine J. Alessi
　　CATHERINE J. ALESSI,
　　SENIOR VICE PRESIDENT

SCHEDULE 2.9C TO CREDIT AGREEMENT   DATED NOVEMBER _9_, 2017

BETWEEN

VILLAGE SUPER MARKET, INC. AND WELLS FARGO BANK, NATIONAL ASSOCIATION

ERISA

Both the Regional Pension Fund of the UFCW, and UFCW Local 1262 Employers Pension Fund (collectively the "Funds"), sponsor multi-employer plans that Borrower, and other employers, are obligated to contribute to pursuant to the terms of collective bargaining agreements between Borrower and the UFCW. As can be seen by the attachments hereto, notices received by Borrower from the Funds, state that the Funds are in "critical status" and that they may remain in critical status for substantial periods of time. Borrower is not in a position to provide any representation on whether such rehabilitation efforts will be successful or when the Funds will come out of critical status. It is also possible that Borrower may have to pay surcharges in connection with the Funds' critical status designation in the future.

ANNUAL FUNDING NOTICE
For
UFCW Local 1262 and Employers Pension Plan

Introduction

This notice includes important information about the funding status of your multiemployer pension plan (the "Plan"). It also includes general information about the benefit payments guaranteed by the Pension Benefit Guaranty Corporation ("PBGC"), a federal insurance agency. All traditional pension plans (called "defined benefit pension plans") must provide this notice every year regardless of their funding status. This notice does not mean that the Plan is terminating. It is provided for informational purposes and you are not required to respond in any way. This notice is required by federal law. This notice is for the plan year beginning January 1, 2016 and ending December 31, 2016 ("Plan Year").

How Well Funded Is Your Plan

The law requires the administrator of the Plan to tell you how well the Plan is funded, using a measure called the "funded percentage." The plan divides its assets by its liabilities on the Valuation Date for the plan year to get this percentage. In general, the higher the percentage, the better funded the plan. The Plan's funded percentage for the Plan Year and each of the two preceding plan years is shown in the chart below. The chart also states the value of the Plan's assets and liabilities for the same period.

	Funded Percentage		
	2016	2015	2014
Valuation Date	January 1, 2016	January 1, 2015	January 1, 2014
Funded Percentage	82.48%	81.33%	74.31%
Value of Assets	$808,789,046	$760,218,860	$695,995,001
Value of Liabilities	$980,555,899	$934,685,167	$936,577,548

Year-End Fair Market Value of Assets

The asset values in the chart above are measured as of the Valuation Date. They also are "actuarial values." Actuarial values differ from market values in that they do not fluctuate daily based on changes in the stock or other markets. Actuarial values smooth out those fluctuations and can allow for more predictable levels of future contributions. Despite the fluctuations, market values tend to show a clearer picture of a plan's funded status at a given point in time. The asset values in the chart below are market values and are measured on the last day of the Plan year. The chart also includes the year-end market value of the Plan's assets for each of the two preceding plan years.

	December 31, 2016*	December 31, 2015	December 31, 2014
Fair Market Value of Assets	$852,887,542	$811,946,890	$801,087,756

* *Unaudited*



Endangered or Critical, or Critical and Declining Status

Under federal pension law, a plan generally is in "endangered" status if its funded percentage is less than 80 percent. A plan is in "critical" status if the funded percentage is less than 65 percent (other factors may also apply). A plan is in "critical and declining" status if it is in critical status and is projected to become insolvent (run out of money to pay benefits) within 15 years (or within 20 years if a special rule applies). If a pension plan enters endangered status, the trustees of the plan are required to adopt a funding improvement plan. Similarly, if a pension plan enters critical status or critical and declining status, the trustees of the plan are required to adopt a rehabilitation plan. Funding improvement and rehabilitation plans establish steps and benchmarks for pension plans to improve their funding status over a specified period of time. The plan sponsor of a plan in critical and declining status may apply for approval to amend the plan to reduce current and future payment obligations to participants and beneficiaries.

The Plan was in critical status in the Plan Year ending December 31, 2016. In 2008, the Plan's actuary projected that the Plan would have a funding deficiency (difference between the contribution determined according to IRS funding rules and the actual contribution made in a given year) within the next three years (not taking into account amortization extensions). The Plan remained in Critical status in 2016 because the Plan's Actuary determined that the Plan has not yet emerged from Critical Status in accordance with Section 432(e)(4)(B) of the Internal Revenue Code of 1986, as amended. In an effort to improve the Plan's funding situation, the trustees adopted a rehabilitation plan on November 3, 2008, and updated it on November 17, 2009; November 8, 2010; December 21, 2011; November 28, 2012; December 30, 2013; December 23, 2014; December 22, 2015; and December 28, 2016. The rehabilitation period for this plan commenced on January 1, 2010 and is expected to end on December 31, 2022. You may get a copy of the Plan's rehabilitation plan, any update to such plan and the actuarial and financial data that demonstrate any action taken by the Plan toward fiscal improvement. You may get this information by contacting the plan administrator.

If the plan is in endangered, critical, or critical and declining status for the plan year ending December 31, 2017, separate notification of that status has or will be provided.

Participant Information

The total number of participants and beneficiaries covered by the Plan on the valuation date was 28,344. Of this number, 10,007 were current employees, 6,768 were retired and receiving benefits, and 11,569 were retired or no longer working for the employer and have a right to future benefits.

Funding & Investment Policies

Every pension plan must have a procedure to establish a funding policy for plan objectives. A funding policy relates to how much money is needed to pay promised benefits. The funding policy of the Plan is to require contributing employers to meet the obligations of the Rehabilitation Plan established by the Trustees of the Plan under the Pension Protection Act of 2006.

Pension plans also have investment policies. These generally are written guidelines or general instructions for making investment management decisions. The investment policy of the Plan is to invest the assets of the Plan in a manner consistent with the fiduciary standards of ERISA, namely: (a) all transactions undertaken must be for the sole interest of Plan participants and their beneficiaries to provide maximum benefits and defray reasonable expenses in a prudent manner, and (b) assets are to be diversified in order to minimize the impact of large losses in individual investments and to achieve a rate of return commensurate with contemporary economic conditions, recognizing that the actuarial interest rate for the Plan is 7.00%.

Under the Plan's investment policy, the Plan's assets were allocated among the following categories of investments, as of the end of the Plan Year. These allocations are percentages of total assets:

Asset Allocations

		Percentage
1.	Cash (Interest bearing and non-interest bearing)	2.19%
2.	U.S. Government securities	5.10%
3.	Corporate debt instruments (other than employer securities):	
	Preferred	2.51%
	All other	1.61%
4.	Corporate stocks (other than employer securities):	
	Preferred	0%
	Common	35.94%
5.	Partnership/joint venture interests	15.29%
6.	Real estate (other than employer real property)	0%
7.	Loans (other than to participants)	0%
8.	Participant loans	0%
9.	Value of interest in common/collective trusts	17.99%
10.	Value of interest in pooled separate accounts	0%
11.	Value of interest in 103-12 investment entities	3.12%
12.	Value of interest in registered investment companies (e.g., mutual funds)	0%
13.	Value of funds held in insurance co. general account (unallocated contracts)	0%
14.	Employer-related investments:	
	Employer Securities	0%
	Employer real property	0%
15.	Buildings and other property used in plan operation	0%
16.	Other	16.25%

For information about the Plan's investment in any of the following types of investments– common/collective trusts, pooled separate accounts, or 103-12 investment entities – contact the Plan Administrator at (973) 778-5800 or (800) 522-4161.

Right to Request a Copy of the Annual Report

Pension plans must file annual reports with the US Department of Labor. The report is called the "Form 5500." These reports contain financial and other information. You may obtain an electronic copy of your Plan's annual report by going to www.efast.dol.gov and using the search tool. Annual reports also are available from the US Department of Labor, Employee Benefits Security Administration's Public Disclosure Room at 200 Constitution Avenue, NW, Room N-1513, Washington, DC 20210, or by calling 202.693.8673. Or you may obtain a copy of the Plan's annual report by making a written request to the plan administrator. Annual reports do not contain personal information, such as the amount of your accrued benefit. You may contact your plan administrator if you want information about your accrued benefits. Your plan administrator is identified below under "Where To Get More Information."

Summary of Rules Governing Insolvent Plans

Federal law has a number of special rules that apply to financially troubled multiemployer plans that become insolvent, either as ongoing plans or plans terminated by mass withdrawal. The plan administrator is required by law to include a summary of these rules in the annual funding notice. A plan is insolvent for a plan year if its available financial resources are not sufficient to pay benefits when due for that plan year. An insolvent plan must reduce benefit payments to the highest level that can be paid from the plan's available resources. If such resources are not enough to pay benefits at the level specified by law (see Benefit Payments Guaranteed by the PBGC, below), the plan must apply to the PBGC for financial assistance. The PBGC will loan the plan the amount necessary to pay benefits at the guaranteed level. Reduced benefits may be restored if the plan's financial condition improves.

A plan that becomes insolvent must provide prompt notice of its status to participants and beneficiaries, contributing employers, labor unions representing participants, and PBGC. In addition, participants and beneficiaries also must receive information regarding whether, and how, their benefits will be reduced or affected, including loss of a lump sum option.

Benefit Payments Guaranteed by the PBGC

The maximum benefit that the PBGC guarantees is set by law. Only benefits that you have earned a right to receive and that cannot be forfeited (called vested benefits) are guaranteed. There are separate insurance programs with different benefit guarantees and other provisions for single-employer plans and multiemployer plans. Your plan is covered by the PBGC's multiemployer program. Specifically, the PBGC guarantees a monthly benefit payment equal to 100 percent of the first $11 of the Plan's monthly benefit accrual rate, plus 75 percent of the next $33 of the accrual rate, times each year of credited service. The PBGC's maximum guarantee, therefore, is $35.75 per month times a participant's years of credited service.

Example 1: If a participant with 10 years of credited service has an accrued monthly benefit of $600, the accrual rate for purposes of determining the PBGC guarantee would be determined by dividing the monthly benefit by the participant's years of service ($600/10), which equals $60. The guaranteed amount for a $60 monthly accrual rate is equal to the sum of $11 plus $24.75 (.75 x $33), or $35.75. Thus, the participant's guaranteed monthly benefit is $357.50 ($35.75 x 10).

Example 2: If the participant in Example 1 has an accrued monthly benefit of $200, the accrual rate for purposes of determining the guarantee would be $20 (or $200/10). The guaranteed amount for a $20 monthly accrual rate is equal to the sum of $11 plus $6.75 (.75 x $9), or $17.75. Thus, the participant's guaranteed monthly benefit would be $177.50 ($17.75 x 10).

4

The PBGC guarantees pension benefits payable at normal retirement age and some early retirement benefits. In addition, the PBGC guarantees qualified preretirement survivor benefits (which are preretirement death benefits payable to the surviving spouse of a participant who dies before starting to receive benefit payments). In calculating a person's monthly payment, the PBGC will disregard any benefit increases that were made under a plan within 60 months before the earlier of the plan's termination or insolvency (or benefits that were in effect for less than 60 months at the time of termination or insolvency). Similarly, the PBGC does not guarantee benefits above the normal retirement benefit, disability benefits not in pay status, or non-pension benefits, such as health insurance, life insurance, death benefits, vacation pay, or severance pay.

For additional information about the PBGC and the pension insurance program guarantees, go to the Multiemployer Page on PBGC's website at www.pbgc.gov/multiemployer. Please contact your employer or plan administrator for specific information about your pension plan or pension benefit. PBGC does not have that information. See "Where to Get More Information About Your Plan," below.

Where to Get More Information

For more information about this notice, you may contact the Fund Office at (973) 778-5800 or (800) 522-4161. For identification purposes, the official plan number is 001 and the plan sponsor's name and employer identification number or "EIN" is 22-6074414.

Additional Explanation

The above notice was drafted by the U.S. Department of Labor and reflects the Plan's funding status as of January 1, 2016. It does not reflect earnings on investments and contributions by employers after the 2016 plan year. Employers continue to make substantial cash contributions to the Plan and will be required to do so for the foreseeable future. Although at this point the Plan's accrued pension liabilities exceed its assets, *it is not projected to approach "insolvency" or "critical and declining status" in the foreseeable future*. Employers continue to make contributions to the Plan and *the Plan continues to meet its benefit payment obligations*.

In reviewing the above notice, you should be aware of the following:
- The financial soundness of the Plan depends upon the number of contributing employers, their financial health, their ability to continue hiring and employing covered workers, the contribution rates that are negotiated, investment returns, and the number of contributory hours that employees work.
- The Trustees, the employers, and the Union have already taken significant steps to address the pension funding situation, including negotiating higher contribution rates for the life of the current collective bargaining agreements. The Trustees will continue to closely monitor the situation and respond appropriately.

April 28, 2017

IMPORTANT NOTICE OF FUNDING STATUS – PLEASE READ

The Plan Actuary certified to the U.S. Department of the Treasury, and also to the Board of Trustees of the UFCW Local 1262 and Employers Pension Plan, that the Plan emerged from Critical Status for the Plan Year beginning January 1, 2017, but is projected to be in Critical Status within the following five plan years. Federal law requires that you receive this notice.

Critical Status

On April 6, 2017, the Trustees elected to remain in Critical Status in accordance with Section 432(b)(4) of the Internal Revenue Code. Therefore, the Plan is still considered to be in Critical Status because it has a projected accumulated funding deficiency.

Rehabilitation Plan

The Plan was in Critical Status for plan years 2008-2016. Federal law requires pension plans in Critical Status to adopt a rehabilitation plan aimed at restoring the financial health of the plan, and permits pension plans to reduce, or even eliminate, benefits called "adjustable benefits" as part of a rehabilitation plan; federal law also prohibits pension plans from paying lump sum benefits (or any other payment in excess of the monthly amount paid under a single life annuity) while they are in Critical Status. Under the rehabilitation plans adopted for plan years 2008-2016, the Trustees amended the Plan to (a) eliminate lump sum benefits effective for retirements beginning on or after January 28, 2008; (b) effective for retirements beginning on or after September 1, 2009, eliminate the 60-month payment guarantee feature and the "30 & out" unreduced retirement for those terminating covered service prior to age 55; (c) eliminate benefit accruals for most employees who were not participants in the Plan as of October 15, 2011; (d) reduce future benefit accruals for Pathmark participants effective January 1, 2015; (e) eliminate disability pensions for participants who did not leave Covered Service due to a disability before January 1, 2015; (f) eliminate early retirement benefits for active and terminated vested participants and their spouses who do not apply for an early retirement benefit within 90 days of becoming eligible for it; and (g) provide that participants who apply for retirement after December 11, 2015, cannot work in the retail grocery industry over a set amount of hours per month and receive benefits from the Plan at the same time.

Although the Plan could have emerged from Critical Status in 2017 it was projected to fall back into Critical Status by 2019. Therefore, the Trustees elected to have the Plan remain in Critical Status for the 2017 plan year to provide more flexibility in improving the Plan's financial health. This election will "restart" the rehabilitation period for the Plan; the rehabilitation period is now January 1, 2020 through December 31, 2029.

The Trustees must adopt a new rehabilitation plan aimed at restoring the financial health of the pension plan. As part of the rehabilitation plan, the Trustees must establish schedules that outline the increased Employer contributions, revised benefit structures, or both, that will bring the Plan out of Critical Status by the end of the rehabilitation period. These schedules will outline the acceptable alternatives that will be presented to the parties for collective bargaining. In collective bargaining, the contributing Employers and the Union must agree on one of the schedules established by the Trustees.

Adjustable Benefits

The Plan offers the following adjustable benefits for participants credited with service on or after January 1, 2017, which may be reduced or eliminated as part of any rehabilitation plan the Trustees may adopt (in addition to the specific reductions to adjustable benefits already implemented as outlined above):

- ☐ Early retirement benefits or retirement-type subsidies
- ☐ Benefit payment options other than a qualified joint-and survivor annuity (QJSA)

If the Trustees of the Plan determine that further benefit reductions are necessary, you will receive a separate notice in the future identifying and explaining the effect of those reductions. Any reduction of adjustable benefits (other than a repeal of a recent benefit increase) will not reduce the level of a participant's basic benefit payable at normal retirement. In addition, the reductions may only apply to participants and beneficiaries whose benefit commencement date is on or after March 31, 2017.

Employer Surcharge

The law requires that all contributing employers pay to the plan a surcharge to help correct the Plan's financial situation. The amount of the surcharge is equal to a percentage of the amount an employer is otherwise required to contribute to the plan under the applicable collective bargaining agreement. With some exceptions, a 5% surcharge is applicable in the initial critical year and a 10% surcharge is applicable for each succeeding plan year thereafter in which the plan is in critical status. The surcharges end when a collective bargaining agreement that conforms to the rehabilitation plan is agreed to by the Union and the employer.

Where to Get More Information

For more information about this Notice, you may contact the Fund Office at 973-778-5800. You have a right to receive a copy of the rehabilitation plan from the plan.

April 28, 2017

Board of Trustees

UFCW LOCAL 1262 AND EMPLOYERS PENSION FUND
1389 Broad Street, Clifton, NJ 07013
Tel. (973) 778-5800 or (800) 522-4161

IMPORTANT NOTICE OF FUNDING STATUS – PLEASE READ

This is to inform you that the Plan Actuary certified to the U.S. Department of the Treasury, and also to the Board of Trustees of the UFCW Local 1262 and Employers Pension Plan, that the Plan continues to be in Critical Status for the plan year beginning January 1, 2016. Federal law requires that you receive this notice.

Critical Status

The Plan is still considered to be in Critical Status because the Plan's Actuary determined that the Plan has not yet emerged from Critical Status in accordance with Section 432(e)(4)(B) of the Internal Revenue Code of 1986, as amended.

Rehabilitation Plan

Federal law requires pension plans in Critical Status to adopt a rehabilitation plan aimed at restoring the financial health of the plan. This is the ninth year the Plan has been in Critical Status. The law permits pension plans to reduce, or even eliminate, benefits called "adjustable benefits" as part of a rehabilitation plan. On January 28, 2008, you were notified that as of that date the Plan was not permitted to pay lump sum benefits (or any other payment in excess of the monthly amount paid under a single life annuity) while the Plan is in Critical Status. The Trustees subsequently amended the Plan to eliminate lump sum benefits for retirements beginning on or after January 28, 2008. In addition, pursuant to the 2009 negotiations, the Trustees amended the Plan to eliminate the following adjustable benefits effective for retirements after September 1, 2009: (a) 60-month payment guarantee feature, and (b) "30 & out" unreduced retirement for those terminating covered service prior to age 55. Additionally, pursuant to the 2012 negotiations, the Trustees amended the Plan such that most employees who were not participants in the Plan as of October 15, 2011, will not accrue a benefit under the Plan. Pursuant to the 2014 negotiations, the Trustees amended the Plan to (a) reduce future benefit accruals for Pathmark participants effective January 1, 2015; (b) eliminate disability pensions for participants who did not leave Covered Service due to a disability before January 1, 2015; and (c) eliminate early retirement benefits for active and terminated vested participants and their spouses who do not apply for their early retirement benefit within 90 days of becoming eligible for early retirement and surviving spouse benefits. The Trustees amended the Plan in 2015 to provide that for any participant who applies for retirement after December 11, 2015, those participants cannot work in the retail grocery industry over a set amount of hours per month and receive benefits from the Plan at the same time.

If the Trustees of the Plan determine that further benefit reductions are necessary, you will receive a separate notice in the future identifying and explaining the effect of those reductions. Any reduction of adjustable benefits (other than a repeal of a recent benefit increase) will not reduce the level of a participant's basic benefit payable at normal retirement. In addition, the reductions may only apply to participants and beneficiaries whose benefit commencement date is on or after January 28, 2008.

Adjustable Benefits

The Plan offers the following adjustable benefits for participants credited with service on or after January 1, 2016, which may be reduced or eliminated as part of any rehabilitation plan the Trustees may adopt (in addition to the specific reductions to adjustable benefits already implemented as outlined above):

- ☐ Early retirement benefits or retirement-type subsidies
- ☐ Benefit payment options other than a qualified joint-and survivor annuity (QJSA)

Where to Get More Information

For more information about this Notice, you may contact the Fund Office at 973-778-5800. You have a right to receive a copy of the rehabilitation plan from the plan.

April 2016   **Board of Trustees**

DB1/ 86974007.1

Notice of Critical Status For

UFCW Regional Pension Fund

This is to inform you that on December 29, 2016 the plan actuary of the UFCW Regional Pension Fund ("Fund") certified to the U.S. Department of the Treasury, and also to the Board of Trustees, that the Fund is in critical status for the Plan Year beginning October 1, 2016. Federal law requires that you receive this notice.

Critical Status

The Fund is considered to be in critical status because it has funding or liquidity problems, or both. More specifically, the Fund's actuary determined that the Fund has an accumulated funding deficiency for the current plan year.

Rehabilitation Plan

Federal law requires pension plans in critical status to adopt a Rehabilitation Plan ("RP") aimed at restoring the financial health of the plan. The law permits pension plans to reduce, or even eliminate, benefits called "adjustable benefits" as part of a RP. Upon the expiration of each collective bargaining agreement ("CBA") under which the Plan is maintained, employers and the local unions ("Union") are required to adopt one of the Schedules in the RP. You will be notified in advance if the parties adopt a schedule that reduces or eliminates your adjustable benefits. On January 28, 2010, you were notified that as of January 28, 2010 the Plan was no longer permitted to pay lump sum benefits (or any other payment in excess of the monthly amount paid under a single life annuity) while it is in critical status. If the trustees of the Plan determine that further benefit reductions are necessary, you will receive a separate notice in the future identifying and explaining the effect of those reductions. Any reduction of adjustable benefits (other than a repeal of a recent benefit increase, as described below) will not reduce the level of a participant's basic benefit payable at normal retirement. In addition, the reductions may only apply to participants and beneficiaries whose benefit commencement date is on or after January 28, 2010.

Adjustable Benefits

The Plan offers the following adjustable benefits which may be reduced or eliminated as part of any RP the Fund may adopt:

> Post-retirement death benefits;
> 60-month payment guarantee;
> Disability benefits (if not yet in pay status);
> Early retirement benefit or retirement-type subsidy;
> Other similar benefits, rights, or features under the Plan

Employer Surcharge

The law requires that all contributing employers pay to the Fund a surcharge to help correct the plan's financial situation. The amount of the surcharge is equal to a percentage of the amount an employer is otherwise required to contribute to the Fund under the applicable CBA. With some exceptions, a 5% surcharge is applicable in the initial critical year and a 10% surcharge is applicable for each succeeding Plan Year thereafter in which the Fund is in critical status until the employer adopts a Schedule of the Fund's RP.

Where to Get More Information

For more information about this Notice, you may contact the Fund Office at (800) 883-3682 and 27 Roland Avenue, Suite 100, Mount Laurel, NJ 08054-1057. You have a right to receive a copy of the RP from the Plan.

REVOLVING LINE OF CREDIT NOTE

$25,000,000.00

Summit, New Jersey
November __9__, 2017

FOR VALUE RECEIVED, the undersigned VILLAGE SUPER MARKET, INC. ("Borrower") promises to pay to the order of WELLS FARGO BANK, NATIONAL ASSOCIATION ("Bank") at its office at MAC J2153-022, 190 River Road, 2nd Floor, Summit, New Jersey 07901 or at such other place as the holder hereof may designate, in lawful money of the United States of America and in immediately available funds, the principal sum of Twenty-Five Million Dollars ($25,000,000.00), or so much thereof as may be advanced and be outstanding pursuant to the terms of the Credit Agreement, as defined herein, with interest thereon, to be computed on each advance from the date of its disbursement as set forth herein.

DEFINITIONS:

As used herein, the following terms shall have the meanings set forth after each, and any other term defined in this Note shall have the meaning set forth at the place defined:

(a)   "Daily One Month LIBOR" means, for any day, the rate of interest equal to LIBOR then in effect for delivery for a one (1) month period.

(b)   "LIBOR" means (i) for the purpose of calculating effective rates of interest for loans making reference to LIBOR Periods, the rate of interest per annum determined by Bank based on the rate for United States dollar deposits for delivery on the first day of each LIBOR Period for a period approximately equal to such LIBOR Period as published by the ICE Benchmark Administration Limited, a United Kingdom company, at approximately 11:00 a.m., London time, two London Business Days prior to the first day of such LIBOR Period (or if not so published, then as determined by Bank from another recognized source or interbank quotation), or (ii) for the purpose of calculating effective rates of interest for loans making reference to Daily One Month LIBOR, the rate of interest per annum determined by Bank based on the rate for United States dollar deposits for delivery of funds for one (1) month as published by the ICE Benchmark Administration Limited, a United Kingdom company, at approximately 11:00 a.m., London time, or, for any day not a London Business Day, the immediately preceding London Business Day (or if not so published, then as determined by Bank from another recognized source or interbank quotation); provided, however, that if LIBOR determined as provided above would be less than zero percent (0.0%), then LIBOR shall be deemed to be zero percent (0.0%).

(c)   "LIBOR Period" means a period commencing on a New York Business Day and continuing for one (1) month, as designated by Borrower, during which all or a portion of the outstanding principal balance of this Note bears interest determined in relation to LIBOR; provided however, that (i) no LIBOR Period may be selected for a principal amount less than One Hundred Thousand Dollars ($100,000.00), (ii) if the day after the end of any LIBOR Period is not a New York Business Day (so that a new LIBOR Period could not be selected by Borrower to start on such day), then such LIBOR Period shall continue up to, but shall not include, the next New York Business Day after the end of such LIBOR Period, unless the result of such extension would be to cause any immediately following LIBOR Period to begin in the next calendar month in which event the LIBOR Period shall continue up to, but shall not include,



the New York Business Day immediately preceding the last day of such LIBOR Period, and (iii) no LIBOR Period shall extend beyond the scheduled maturity date hereof.

(d) "London Business Day" means any day that is a day for trading by and between banks in dollar deposits in the London interbank market.

(e) "New York Business Day" means any day except a Saturday, Sunday or any other day on which commercial banks in New York are authorized or required by law to close.

(f) "State Business Day" means any day except a Saturday, Sunday or any other day on which commercial banks in the jurisdiction described in "Governing Law" herein are authorized or required by law to close.

INTEREST:

(a) <u>Interest</u>. The outstanding principal balance of this Note shall bear interest (computed on the basis of a 360-day year, actual days elapsed) either (i) at a fluctuating rate per annum determined by Bank to be one and twenty-five hundredths percent (1.25%) above Daily One Month LIBOR in effect from time to time, or (ii) at a fixed rate per annum determined by Bank to be one and twenty-five hundredths percent (1.25%) above LIBOR in effect on the first day of the applicable LIBOR Period. Bank is hereby authorized to note the date, principal amount and interest rate applicable thereto and any payments made thereon on Bank's books and records (either manually or by electronic entry) and/or on any schedule attached to this Note, which notations shall be prima facie evidence of the accuracy of the information noted.

(b) <u>Selection of Interest Rate Options</u>. Subject to the provisions herein regarding LIBOR Periods and the prior notice required for the selection of a LIBOR interest rate, (i) at any time any portion of this Note bears interest determined in relation to LIBOR for a LIBOR Period, it may be continued by Borrower at the end of the LIBOR Period applicable thereto so that all or a portion thereof bears interest determined in relation to Daily One Month LIBOR or to LIBOR for a new LIBOR Period designated by Borrower, (ii) at any time any portion of this Note bears interest determined in relation to Daily One Month LIBOR, Borrower may convert all or a portion thereof so that it bears interest determined in relation to LIBOR for a LIBOR Period designated by Borrower, and (iii) at the time an advance is made hereunder, Borrower may choose to have all or a portion thereof bear interest determined in relation to Daily One Month LIBOR or to LIBOR for a LIBOR Period designated by Borrower.

To select an interest rate option hereunder determined in relation to LIBOR for a LIBOR Period, Borrower shall give Bank notice thereof that is received by Bank prior to 11:00 a.m. in the jurisdiction described in "Governing Law" herein on a State Business Day at least two State Business Days prior to the first day of the LIBOR Period, or at a later time during such State Business Day if Bank, at its sole discretion, accepts Borrower's notice and quotes a fixed rate to Borrower. Such notice shall specify: (A) the interest rate option selected by Borrower, (B) the principal amount subject thereto, and (C) for each LIBOR selection, the length of the applicable LIBOR Period. If Bank has not received such notice in accordance with the foregoing before an advance is made hereunder or before the end of any LIBOR Period, Borrower shall be deemed to have made a Daily One Month LIBOR interest selection for such advance or the principal amount to which such LIBOR Period applied. Any such notice may be given by telephone (or such other electronic method as Bank may permit) so long as it is given in accordance with the foregoing and, with respect to each LIBOR selection, if requested by Bank, Borrower provides to Bank written confirmation thereof not later than three State Business Days after such notice is given. Borrower shall reimburse Bank immediately upon demand for any loss or expense (including any loss or expense incurred by reason of the liquidation or redeployment of funds obtained to fund or maintain a LIBOR borrowing) incurred by Bank as a result of the failure of Borrower to accept or complete a LIBOR borrowing hereunder after making a request therefor. Any reasonable determination of such amounts by Bank shall be conclusive and binding upon Borrower. Should more than one person or entity sign this Note as a Borrower, any notice required above may be given by any one Borrower acting alone, which notice shall be binding on all other Borrowers.

(c) Taxes and Regulatory Costs. Borrower shall pay to Bank immediately upon demand, in addition to any other amounts due or to become due hereunder, any and all (i) withholdings, interest equalization taxes, stamp taxes or other taxes (except income and franchise taxes) imposed by any domestic or foreign governmental authority and related in any manner to LIBOR, and (ii) costs, expenses and liabilities arising from or in connection with reserve percentages prescribed by the Board of Governors of the Federal Reserve System (or any successor) for "Eurocurrency Liabilities" (as defined in Regulation D of the Federal Reserve Board, as amended), assessment rates imposed by the Federal Deposit Insurance Corporation, or similar requirements or costs imposed by any domestic or foreign governmental authority or resulting from compliance by Bank with any request or directive (whether or not having the force of law) from any central bank or other governmental authority and related in any manner to LIBOR. In determining which of the foregoing are attributable to any LIBOR option available to Borrower hereunder, any reasonable allocation made by Bank among its operations shall be conclusive and binding upon Borrower.

(d) Default Interest. From and after the maturity date of this Note, or such earlier date as all principal owing hereunder becomes due and payable by acceleration or otherwise, or upon the occurrence and during the continuance of an Event of Default, then at the option of Bank, in its sole and absolute discretion, the outstanding principal balance of this Note shall bear interest at an increased rate per annum (computed on the basis of a 360-day year, actual days elapsed) equal to four percent (4%) above the rate of interest from time to time applicable to this Note.

BORROWING AND REPAYMENT:

(a) Borrowing and Repayment of Principal. Borrower may from time to time during the term of this Note borrow, partially or wholly repay its outstanding borrowings, and reborrow, subject to all of the limitations, terms and conditions of this Note and of any document executed in connection with or governing this Note; provided however, that the total outstanding borrowings under this Note shall not at any time exceed the principal amount stated above. The unpaid principal balance of this obligation at any time shall be the total amounts advanced hereunder by the holder hereof less the amount of principal payments made hereon by or for Borrower, which balance may be endorsed hereon from time to time by the holder. The outstanding principal balance of this Note shall be due and payable in full on December 31, 2020.

(b) Payment of Interest. Interest accrued on this Note shall be payable on the first day of each month, commencing December 1, 2017.

(c) Advances. Advances hereunder, to the total amount of the principal sum stated above, may be made by the holder at the oral or written request of (i) JOHN VAN ORDEN , acting alone, who is authorized to request advances and direct the disposition of any advances until written notice of the revocation of such authority is received by the holder at the office designated above, or (ii) any person, with respect to advances deposited to the credit of any deposit account of Borrower, which advances, when so deposited, shall be conclusively presumed to have been made to or for the benefit of Borrower regardless of the fact that persons other than those authorized to request advances may have authority to draw against such account. The holder shall have no obligation to determine whether any person requesting an advance is or has been authorized by Borrower.

(d) <u>Application of Payments</u>. Each payment made on this Note shall be credited first, to any interest then due and second, to the outstanding principal balance hereof. All payments credited to principal shall be applied first, to the outstanding principal balance of this Note which bears interest determined in relation to Daily One Month LIBOR, if any, and second, to the outstanding principal balance of this Note which bears interest determined in relation to LIBOR, with such payments applied to the oldest LIBOR Period first.

PREPAYMENT:

(a) <u>Daily One Month LIBOR</u>. Borrower may prepay principal on any portion of this Note which bears interest determined in relation to the Daily One Month LIBOR rate at any time, in any amount and without penalty.

(b) <u>LIBOR</u>. Borrower may prepay principal on any portion of this Note which bears interest determined in relation to LIBOR at any time and in the minimum amount of One Hundred Thousand Dollars ($100,000.00); provided however, that if the outstanding principal balance of such portion of this Note is less than said amount, the minimum prepayment amount shall be the entire outstanding principal balance thereof. In consideration of Bank providing this prepayment option to Borrower, or if any such portion of this Note shall become due and payable at any time prior to the last day of the LIBOR Period applicable thereto by acceleration or otherwise, Borrower shall pay to Bank immediately upon demand a fee which is the sum of the discounted monthly differences for each month from the month of prepayment through the month in which such LIBOR Period matures, calculated as follows for each such month:

(i) <u>Determine</u> the amount of interest which would have accrued each month on the amount prepaid at the interest rate applicable to such amount had it remained outstanding until the last day of the LIBOR Period applicable thereto.

(ii) <u>Subtract</u> from the amount determined in (i) above the amount of interest which would have accrued for the same month on the amount prepaid for the remaining term of such LIBOR Period at LIBOR in effect on the date of prepayment for new loans made for such term and in a principal amount equal to the amount prepaid.

(iii) If the result obtained in (ii) for any month is greater than zero, discount that difference by LIBOR used in (ii) above.

Borrower acknowledges that prepayment of such amount may result in Bank incurring additional costs, expenses and/or liabilities, and that it is difficult to ascertain the full extent of such costs, expenses and/or liabilities. Borrower, therefore, agrees to pay the above-described prepayment fee and agrees that said amount represents a reasonable estimate of the prepayment costs, expenses and/or liabilities of Bank. If Borrower fails to pay any prepayment fee when due, the amount of such prepayment fee shall thereafter bear interest until paid at a rate per annum two percent (2.00%) above the Daily One Month LIBOR rate in effect from time to time (computed on the basis of a 360-day year, actual days elapsed).

(c)   Application of Prepayments. If principal under this Note is payable in more than one installment, then any prepayments of principal shall be applied to the most remote principal installment or installments then unpaid.

EVENTS OF DEFAULT:

This Note is made pursuant to and is subject to the terms and conditions of that certain Credit Agreement between Borrower and Bank dated as of November _____, 2017, as amended from time to time (the "Credit Agreement"). Any default in the payment or performance of any obligation under this Note, or any defined event of default under the Credit Agreement, shall constitute an "Event of Default" under this Note.

MISCELLANEOUS:

(a)   Remedies. Upon the sale, transfer, hypothecation, assignment or other encumbrance, whether voluntary, involuntary or by operation of law, of all or any interest in any real property securing this Note, if any, or upon the occurrence of any Event of Default, the holder of this Note, at the holder's option, may declare all sums of principal and interest outstanding hereunder to be immediately due and payable without presentment, demand, notice of nonperformance, notice of protest, protest or notice of dishonor, all of which are expressly waived by Borrower, and the obligation, if any, of the holder to extend any further credit hereunder shall immediately cease and terminate. Borrower shall pay to the holder immediately upon demand the full amount of all payments, advances, charges, costs and expenses, including reasonable attorneys' fees (to include outside counsel fees and all allocated costs of the holder's in-house counsel), expended or incurred by the holder in connection with the enforcement of the holder's rights and/or the collection of any amounts which become due to the holder under this Note whether or not suit is brought, and the prosecution or defense of any action in any way related to this Note, including without limitation, any action for declaratory relief, whether incurred at the trial or appellate level, in an arbitration proceeding or otherwise, and including any of the foregoing incurred in connection with any bankruptcy proceeding (including without limitation, any adversary proceeding, contested matter or motion brought by Bank or any other person) relating to Borrower or any other person or entity.

(b)   Obligations Joint and Several. Should more than one person or entity sign this Note as a Borrower, the obligations of each such Borrower shall be joint and several.

(c)   Governing Law. This Note shall be governed by and construed in accordance with the laws of New Jersey, but giving effect to federal laws applicable to national banks, without reference to the conflicts of law or choice of law principles thereof.

IN WITNESS WHEREOF, the undersigned has executed this Note as of the date first written above.

VILLAGE SUPER MARKET, INC.

By: _/s/ John Van Orden_____
    JOHN VAN ORDEN,
    CHIEF FINANCIAL OFFICER